

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Christopher Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris, France

Re: Sanofi-Aventis
Form 20-F for the year ended December 31, 2009
Filed March 12, 2010
File No. 1-31368

Dear Mr. Viehbacher:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief